Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

277 Park Avenue

New York, New York 10172

October 27, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell and David Link

Re:	Ajax I (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249411)

Dear Ms. Howell and Mr. Link:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. Eastern Time, on October 27, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,575 copies of the preliminary prospectus dated October 23, 2020 have been distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Samy Hammad
Name: Samy Hammad
Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac
Title: MD

[Signature Page to Acceleration Request Letter]